OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
1-5620

CUSIP NUMBER
786449 10 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Safeguard Scientifics, Inc.

Full Name of Registrant
Not applicable

Former Name if Applicable

435 Devon Park Drive, Building 800

Address of Principal Executive Office (Street and Number)
Wayne, PA 19087

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Safeguard’s consolidated financial statements include the accounts of its majority-owned subsidiary, Clarient, Inc. (“Clarient”). Clarient is itself a public company. However, since Clarient is not an accelerated filer, the deadline for Clarient to file its Annual Report on Form 10-K for the year ended December 31, 2008 is March 31, 2009. Clarient was unable to complete the preparation of its financial statements in advance of the Company’s filing deadline for its Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”). This prevented the Company from completing the consolidating procedures and preparing the financial and other disclosures necessary to enable the Company to file its Form 10-K by the March 16, 2009 due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Brian J. Sisko, Senior Vice President and General Counsel	610	975-4984
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As announced by Clarient in its press release of March 11, 2009, for the quarter and year ended December 31, 2008, Clarient had revenue of $21.9 million and $73.7 million, respectively, as compared to revenue of $12.4 million and $43.0 million, for the corresponding quarter and year ended December 31, 2007, respectively. As we announced in our press release of March 12, 2009, for the quarter and year ended December 31, 2008, we had consolidated revenue of $21.9 million and $73.7 million, respectively, as compared to consolidated revenue of $12.4 million and $43.0 million, for the corresponding quarter and year ended December 31, 2007, respectively. We reported net loss of $19.4 million and $52.0 million for the quarter and year ended December 31, 2008, respectively, as compared to net loss of $15.5 million and $65.9 million for the quarter and year ended December 31, 2007, respectively.

Please refer to our and Clarient’s Current Reports on Form 8-K, filed on March 12, 2009, and March 13, 2009, respectively.

The information provided in this notice includes forward-looking statements, including statements regarding the timing of the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. The factors that could cause actual results to differ materially from those indicated by such forward-looking statements include: longer than expected delays in Clarient’s completion of its financial statements and Annual Report on Form 10-K, which could result in longer than expected delays in the filing of the Company’s Annual Report on Form 10-K. In addition, the statements in this notice represent the Company’s expectations and beliefs as of the date of this notice. The Company anticipates that subsequent events and developments may cause these expectations and beliefs to change. These forward-looking statements should not be relied upon as representing the Company’s expectations or beliefs as of any date subsequent to the date of this notice.

Safeguard Scientifics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2009	By	/s/ Brian J. Sisko

Brian J. Sisko
Senior Vice President and General Counsel